Q3 & Sep YTD 2020 Results Review November 5th, 2020 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic not only on our operations, supply chains, distribution network, and level of demand of our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the planned spin-off of the Company’s On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2019, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2019, prepared in accordance with EU-IFRS, as well as in the CNH Industrial N.V. Quarterly Reports for the three months ended March 31, 2020 (prepared respectively in accordance with U.S. GAAP and EU-IFRS). Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

3

Q3 2020 | Highlights

Industrial Activities Net Sales
Up 4% at CC

- Net sales at $6.1bn, up 4% vs. Q3 2019 as reported, solid performance in the AG segment (up 11%) slightly up C&SV sales (up 1.7%, flat at CC) and lower net sales in CE and PT

Industrial Activities Adj. EBIT (1)
$238mn

- Adj EBIT down $46mn vs. last year with profitability improvement in AG offset by lower margin in the other industrial segments
  - Negative volume and mix offset by positive pricing. Continued cost containment actions of ~$80mn (net of FX) across industrial segments
  - Previous year benefit from FX and $50mn one-off gain for granting to Nikola Corp. access to certain Iveco technology (as part of the $150mn in kind contribution)

Industrial Activities Free Cash Flow (1)
$1.0bn

- Positive Free Cash Flow(1) of $1.0bn, with working capital reduced by $788mn in the quarter (increase of $1.1bn in Q3 2019), and continued cash preservation measures
  - Net Debt of Industrial activities at $1.5bn, down $0.8bn from June-end 2020

Adj. Diluted EPS (1)
$0.11

- Adj Net Income at $156mn, after excluding from the reported net loss of $932mn a $1.2bn negative fair value adjustment of the share in Nikola Corp., and a benefit of $82mn from the release of valuation allowances on certain deferred tax assets

Available Liquidity (1)
$13.2bn

- Strong Available Liquidity, up $1.5bn vs. June-end 2020, with ratio to LTM Revenues at 52%
  - In July, CNH Industrial Capital LLC issued $600mn in aggregate principal amount of 1.950% Notes due 2023. In October (quarter-end subsequent event) it also issued $500mn in aggregate principal amount of 1.875% Notes due 2026

Note: @CC means at constant currency
(1) Non-GAAP measures (definition and reconciliation in appendix)

Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated.

CNH INDUSTRIAL
Q3 & Sep YTD 2020 Results Review
November 5th, 2020

TRACTORS COMBINES NA EU SA RoW WW July August September 0-140 HP 24% 5% 1% 37% 29% 34% 41% 19% 140+ HP 8% 16% 14% (17%) 22% 12% 44% (1%) (4%) COMPACT AND SERVICE Eq. NA EU SA RoW WW July August September 14% (12%) (14%) 21% 10% 11% 7% 10% General Construction | Road building and site preparation General CE (15%) (21%) (23%) 29% 12% 15% 13% 9% R&S (26%) (13%) (9%) 8% (7%) (9%) (9%) (4%) TRUCKS > 3.5t BUSES - (17%) (34%) (3%) (15%) (13%) (19%) (12%) NA EU SA RoW WW July August September LCV - 13% 9% 21% 14% 21% (4%) 29% M&H - (5%) (8%) (15%) (10%) (7%) (14%) (9%) Q3 20 vs. Q3 19 | Industry Unit Performances Worldwide Industry (Monthly Performances)

Q3 2020 | Worldwide Company Unit Statistics (Retail | Wholesale | Production) WW Tractors and Combines underproduction vs. retail at 7% and 25% respectively in Q3 2020 NA row crop overproduction vs. retail at 13% in Q3 2020 WW total CE industrial segment underproduction vs. retail at 26% in Q3 2020 NA total CE industrial segment underproduction vs. retail at 19% in Q3 2020 Retail Production Deliveries Note: % changes vs. Q3 2019 18% 7% (16)% COMPACT AND SERVICE Eq. TRACTORS COMBINES General Construction Road building &site prep. Light Duty Trucks Medium & Heavy 15% Flat 4% (5)% (16)% 14% 6% (15)% 2% (18)% (34)% 9% (4)% (45)% WW Trucks underproduction vs. retail at 20% in Q3 2020 EU LCV underproduction vs. retail at 16% in Q3 2020 EU M&H underproduction vs. retail at 22% in Q3 2020 6% 25% 20% (11)%

Q3 2020 | Worldwide Channel Inventory Statistics (units) WW Tractors Company and Dealer inventories down 44% and 25% respectively vs. last year WW Combines Company and Dealer inventories down 64% and 23% respectively vs. last year NA row crop channel inventory down 15% vs. Q3 2019 (company inventory down 34%) Worldwide total CE industrial segment Company and Dealer inventories down 43% and 35% respectively vs. last year NA total CE industrial segment channel inventory down 38% vs. Q3 2019 (dealer inventory down 37%) WW Trucks Company and Dealer inventories down 44% and 28% respectively vs. Q3 2019 EU Trucks channel inventory down 31% vs. last year (LCV down 29% and M&H down 16% vs. Q3 2019) Company Dealer Note: % changes vs. previous year COMPACT AND SERVICE Eq. TRACTORS COMBINES General Construction Road building &site prep. Light Duty Trucks Medium & Heavy Channel Inventory (33)% Channel Inventory (42)% Channel Inventory (40)% Channel Inventory (33)% Channel Inventory (31)% Channel Inventory (34)% Channel Inventory (36)% Note: Channel inventory means: Company + Dealer inventory

Q3 2020 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency Q3 2020   Q3 2019   Δ U.S. GAAP           Revenues ($mn) 6,492 6,360 2% Net Sales | Industrial Activities ($mn) 6,107 5,892 4% Net Income ($mn) (932) 643 (245%) Diluted EPS ($) (0.70) 0.47 (249%)   Non – GAAP (1) Net Sales | Industrial Activities @CC ($mn) 6,150 5,892 4% Adjusted EBIT | Industrial Activities ($mn) 238 284 (16%) Adjusted EBIT Margin | Industrial Activities (%) 3.9% 4.8% (90) Bps Adjusted Effective Tax Rate 38% 28% (1000) Bps Adjusted Net Income (Loss) ($mn) 156 221 (29%) Adjusted Diluted EPS ($) 0.11 0.16 (31%) Free Cash Flow | Industrial Activities ($mn) 987 (1,080) 191%             Sep 30, 2020   Jun 30, 2020   Δ Net Industrial (Debt) ($bn) (1.5)   (2.3)   0.8 Available Liquidity ($bn) 13.2   11.6   1.5

Q3 2020 | Industrial Activities Net Sales (1) Note: Net Sales: Excluding Other Activities, Unallocated Items and Adjustment & Eliminations (*) Note: @CC means at constant currency NA EU SA RoW TRACTORS COMBINES OTHERS NA EU SA RoW NA EU SA RoW N.M. NA EU SA RoW C&S (*) Gen. CE (*) R&S (*) TRUCKS BUSES S. VEHICLES ENGINES TRANSM. AXLES AG CE C&SV PT > (15%) vs. Q3 19 < (15%) vs. Q3 19 IA Segments | Net Sales by Region & Product (as reported) NA (North America) EU (Europe) SA (South America) RoW (Rest of World) EUR 45% USD 26% BRL 8% CAD 2% GBP 1% AUD 3% OTHER 14% BY REGION BY CURRENCY > 15% vs. Q3 19 5,892 340 (67) 5 (58) 38 6,150 (43) 6,107 Q3 2019 AG CE C&SV PT ELIM & OTHER Q3 2020 @ CC (*) FX TRANSLATION Q3 2020 CHANGE IN NET SALES @ CC 258 4.4% ($mn) < 15% vs. Q3 19

Q3 2020 | IA Adj. EBIT walk by Segment & driver Non-GAAP measures (definition and reconciliation in appendix) (*) PT Pricing net within Volume & Mix 284 (48) 45 3 55 16 (81) (36) 238 Adj. EBIT VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED ITEMS ELIM & OTHERS Adj. EBIT 2019 2020 4.8% 3.9% INDUSTRIAL ACTIVITIES CHANGE IN ADJUSTED EBIT (46) ($mn) Q3 IA - Adj. EBIT walk by driver                 Agriculture 152 49 56 0 25 12 (20) 274 Construction 10 (13) (19) 3 2 1 (8) (24) Commercial & Specialty Vehicles 70 (42) 8 (10) 21 2 (56) (7) Powertrain (*) 81 (42) (*) 10 7 1 3 60 Eliminations & Other (29) (65) Total Industrial Activities 284 238

Financial Services (*) Including unconsolidated JVs Managed Portfolio (*) & Retail Originations (*) Q3 ’20 retail originations at $2.6bn, up $0.2bn compared to September 30, 2019 Managed portfolio* at $24.7bn, down $0.7bn compared to September 30, 2019 (down $0.7bn on a constant currency basis) $25.5bn $24.7bn September 30, 2019 September 30, 2020 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) (**) RoA defined as: EBIT / average managed assets annualized Net Income ($mn) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2017 2018 2019 2020 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2017 2018 2019 2020 Profitability Ratios Gross Margin / Average Assets on Book ROA (**) Net income was down $26 million, primarily attributable to higher risk costs due to expectation of deteriorating credit conditions and lower average portfolios in North America and Europe, partially offset by cost saving actions and a higher average portfolio in South America. 3.5% 3.0% 3.2% 3.0% 2.0% 1.9% 1.8% 1.3% 3.6% 3.2% 2.8% 2.4%

Q3 2020 | Net Industrial Debt and Free Cash Flow (*) Non-GAAP measures (reconciliation in appendix) ($bn) Q3 | Net Debt and Free Cash Flow Industrial Activities (*) Net Industrial Debt Net Industrial Cash Flow (2,307) 456 (81) 788 (53) (96) (27) (1) (223) (1,544) Jun 30, 2020 IA | ADJ EBITDA CASH INTEREST AND TAXES CHANGE IN WORKING CAPITAL CHANGE IN PROVISIONS & OTHERS (1) PP&E CAPEX (2) OTHER CHANGES DIVIDENDS & EQUITY CHANGES (3) FX & OTHER Sep 30, 2020 Free cash flow of Industrial Activities 987 Change in Working Capital Cash inflow Cash outflow TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL 788 Q3 2020 Q3 2019 (1.5) 1.0 (1) Including other cash flow items related to operating lease and buy-back activities. (2) Excluding assets sold under buy-back commitments and assets under operating leases. (3) Including share buy-back transactions

12

Q3 2020 | Available Liquidity and Debt Maturity Schedule



AVAILABLE LIQUIDITY
($bn)
DEBT MATURITY SCHEDULE (1)
($10.5BN)
6.6
7.9
7.4
8.9
7.9
8.4
9.5
13.2
1.9
3.8
2.2
1.9
0.7
3.6
Sep-end '13
Sep-end '14
Sep-end '15
Sep-end '16
Sep-end '17
Sep-end '18
Sep-end '19
Sep-end '20
3M 2020
2021
2022
2023
2024
Beyond
Cash
Undrawn M/T unsecured Committed Lines
Capital Market
Bank Debt
Other

- In July, CNH Industrial Capital LLC issued $600mn in aggregate principal amount of 1.950% Notes due 2023
- In October, quarter-end subsequent event, it also issued $500mn in aggregate principal amount of 1.875% Notes due 2026

- Liquidity to LTM revenue ratio at **52%**
- Industrial Activities Gross debt (*) to Adj. Ind. EBITDA at **6.1x** vs. 2.2x last year
- Industrial Activities Net debt (*) to Adj. Ind. EBITDA at **1.3x** vs. 1.0x last year

- Available liquidity covers more than capital markets / bank maturities through 2024
- Next 12 months capital market maturities of $600mn (Nov 2020), $500mn (April 2021) and €367mn (September 2021)

Available Liquidity at $13.2bn allowing us to focus on long term deleveraging and an opportunistic funding strategy

[1] Represents cash portion of debt maturities as of June 30th, 2020
[2] Of which $0.7bn Restricted Cash

(*) Industrial Gross Debt represents third party debt only. Net Industrial Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt

CNH INDUSTRIAL
Q3 & Sep YTD 2020 Results Review
November 5th, 2020

Final Remarks

Q3 2020 | Organic Growth

14



NEW HOLLAND

New Holland Agriculture launched the CH CROSSOVER HARVESTING combine range that sets new standards of capacity and versatility in mid-range combines



CASE IH

New cab environment and data transfer capabilities for flagship tractors creates new Case IH Quadtrac and Steiger AFS Connect™ series



Connectivity for all Brazilian farmers

Connected CNH Industrial equipment enables productivity gains of up to 20%. The company is a leader of the ConectarAGRO Association, which aims to bring the internet to the countryside and remote regions of Brazil



IVECO – STRALIS NP

Won a record order to deliver 100 Stralis Natural Power trucks powered by compressed natural gas (CNG) to NRG Argentina S.A., a supplier to the oil and gas industry. The order represents the largest of its kind in South America



IVECO MAGIRUS

Magirus presents the next generation of its Excellence Class. The successful series of fire engines with the latest four-wheel drive chassis and state-of-the-art equipment is available as the LF 10 and the HLF 20



FPT INDUSTRIAL

FPT Industrial a key partner of the imperium project targeting 20% fuel consumption reduction in truck transportation

CNH INDUSTRIAL

Q3 & Sep YTD 2020 Results Review

November 5th, 2020

Q3 2020 | Organic Growth – AG - Digitalization & Precision Farming AFS Harvest Command – automatically adjusting machine settings on the go Enhanced harvesting efficiency with superior combine automation Recent Releases Next Releases 40 23 Recent Releases Next Releases 10 11 Recent Releases Next Releases 15 12 In-Field Process Productivity (Yield/Cost) FIELD FLEET Operational Asset Productivity FARM Agronomic & Operational Productivity AFTERMARKET: Accelerating innovation Recent Achievements Next Releases 6 4

16

Q3 2020 | Organic & Inorganic Growth – Iveco



S-Way

- Heavy duty Trucks market share up 300 bps in Q3 '20 vs. last year (with market share up y-o-y across all European countries); market share in Natural Gas at 65.7%
    - Orders in EU were **up 51%** in Q3 2020 vs. last year (diesel up 17% and LNG up > 5x) with B-t-B at **1.33** (Diesel at 1.31 and LNG at 1.40)

EU | Market Share


9.4%
8.3%
M&H
Heavy
Commercial launch S-Way
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20

IVECO S-WAY: the IVECO heavy duty truck for the next decade

Iveco & Nikola


Manufacture second batch of Tre BEV test trucks
Begin Tre BEV testing
ULM facility assembly line complete for start of the Tre BEV production
Begin production FCEV truck
Q4 '20
Q1 '21
Q2 '21
Q3 '21
Q4 '21
2022
2023
Complete Tre BEV prototypes
Substantial completion of JV manufacturing building modifications in ULM
Begin Tre BEV production in ULM
Begin testing FCEV truck prototypes
TRE BEV
FCV Truck

Q3 & Sep YTD 2020 Results Review
November 5th, 2020

Final Remarks – FY 2020E | Preliminary Industry Outlook (*) NOTE: Total Industry Volume FY 2020E vs. FY 2019 reflecting aggregate for key markets where Company competes (*) Regional split definition in Appendix TRACTORS COMBINES NA EU SA RoW WW 0-140 HP 10% - 15% (5%) Flat - (5%) 5% - 10% 5% 140+ HP (5%) - (10%) Flat – 5% (5%) – (10%) Flat - (5%) 15% 5% - 10% COMPACT AND SERVICE EQ. NA EU SA RoW WW Flat (15%) (15%) – (20%) 5% Flat General Construction | Road building and site preparation General CE (15%) – (20%) (20%) – (25%) (10%) - (15%) 10% - 15% Flat - 5% R&S (25%) – (30%) (25%) - (30%) (5%) - (10%) Flat – 5% (10%) - (15%) TRUCKS > 3.5t BUSES - (20%) (35%) Flat (15%) NA EU SA RoW WW LCV - (10%) (10%) Flat (5%) – (10%) M&H - (30%) (10%) – (15%) (30%) (25%)

Final Remarks – Looking at FY 2020E “We are now focused on completing the rest of this year strongly, embracing and addressing all the challenges and opportunities it presents and ensuring that we create a solid foundation for 2021” Suzanne Heywood (*) Net Sales outlook reflecting €/$ at 1.14 Free Cash Flow of Industrial Activities Previous Updated (*) Down between 15% and 20% Down between 10% and 15% Previous Updated To remain negative for the full year Positive between $0.4bn / $0.7bn Solid Available Liquidity level to be maintained Net Sales of Industrial Activities (including currency-translation effects) This guidance assumes no further significant disruptions due to lockdown policies in main jurisdictions

Appendix

Industrial Activities | Q3 2020 Net Sales Split Note: Numbers may not add due to rounding (*) C&S: Compact and Service; General CE: General Construction; R&S : Road building and site preparation Agriculture Q3 2020 | Split Chg. vs. Q3 ’19 Construction Q3 2020 | Split Chg. vs. Q3 ’19 By region: By region: NA 34% 7% NA 46% (21%) EU 33% 13% EU 17% (8%) SA 14% (8%) SA 15% (11%) RoW 19% 36% RoW 22% 2% By product: By product: TRACTORS 59% 3% C&S (*) 52% (4%) COMBINES 20% 22% General CE (*) 40% (23%) OTHERS 21% 29% R&S (*) 8% (16%) Commercial & Specialty Vehicles Q3 2020 | Split Chg. vs. Q3 ’19 Powertrain Q3 2020 | Split Chg. vs. Q3 ’19 By region: By region: NA n.m. n.m. NA 3% (10%) EU 81% 1% EU 66% (12%) SA 6% 11% SA 5% (32%) RoW 12% (3%) RoW 26% 44% By product: By product: TRUCKS 74% 3% ENGINES 91% (4%) BUSES 20% 15% TRANSM. 1% (27%) OTHERS 6% (32%) AXLES 8% 0%

Q3 2020 | Financials by Segment

21

REVENUES	Q3 2020	Q3 2019	% Chg	% Chg. @cc
Agriculture	2,713	2,446	10.9%	13.9%
Construction	576	664	(13.3%)	(10.1%)
Commercial & Specialty Vehicles	2,371	2,331	1.7%	0.2%
Powertrain	909	940	(3.3%)	(6.2%)
Eliminations & Other	(462)	(489)		
Total Industrial Activities	6,107	5,892	3.6%	4.4%
Financial Services	408	487	(16.2%)	(13.3%)
Eliminations & Other	(23)	(19)		
Total	6,492	6,360	2.1%	3.0%

Gross Profit	Q3 2020	$ Chg.	Margin	p.p. Chg.
Agriculture	552	72	20.3%	0.7 p.p.
Construction	40	(37)	6.9%	(4.8) p.p.
Commercial & Specialty Vehicles	210	(100)	8.9%	(4.4) p.p.
Powertrain	123	(28)	13.5%	(2.5) p.p.
Eliminations & Other	3	7		
Total Industrial Activities	928	(86)	15.2%	(2.0) p.p.
Financial Services	145	(21)	35.5%	1.4 p.p.
Eliminations & Other				
Total	1,073	(107)	16.5%	(2.0) p.p.

Adj. EBIT	Q3 2020	$ Chg.	% Chg.	Margin	Bps Chg.
Agriculture	274	122	80.3%	10.1%	390
Construction	(24)	(34)	(340.0%)	(4.2%)	(570)
Commercial & Specialty Vehicles	(7)	(77)	(110.0%)	(0.3%)	(330)
Powertrain	60	(21)	(25.9%)	6.6%	(200)
Eliminations & Other	(65)	(36)			
Total Industrial Activities	238	(46)	(16.2%)	3.9%	(90)

D&A	Q3 2020	Q3 2019	% Chg
Agriculture	63	69	(8.7%)
Construction	9	13	(30.8%)
Commercial & Specialty Vehicles	117	126	(7.1%)
Powertrain	29	29	0.0%
Eliminations & Other	0	2	(100%)
Total Industrial Activities	218	239	(8.8%)

(1) Non-GAAP measures (definition and reconciliation in appendix)

CNH INDUSTRIAL

Q3 & Sep YTD 2020 Results Review

November 5th, 2020

AG | Financial Results Note: at CC means at constant currency Adj. EBIT walk ($mn) NA EU SA RoW Q3 ’20 Change vs. prior year 152 49 56 0 25 12 (20) 274 Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT Q3 2019 Q3 2020 Net Sales 6.2% 10.1% Higher volumes, positive price realization, reduced SG&A expenses, continued prioritization in R&D spending Improved income from non-consolidated joint ventures offset by negative FX impacts D&A at $63mn vs.$69mn last year Q3 2020 2019 Δ Δ At CC 2,713 2,446 10.9% 13.9% Q3 < (15%) vs. Q3 19 > (15%) vs. Q3 19 < 15% vs. Q3 19 > 15% vs. Q3 19 TRACTORS COMBINES OTHERS Q3 ’20 Change vs. prior year

CE | Financial Results (*) C&S: Compact and Service Equipment; General CE: General Construction; R&S : Road building and site preparation Note: at CC means at constant currency Adj. EBIT walk ($mn) NA EU SA RoW Q3 ’20 Change vs. prior year 10 (13) (19) 3 2 1 (8) (24) Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT Q3 2019 Q3 2020 Net Sales 1.5% (4.2%) Lower volumes, negative fixed cost absorption and unfavorable price realization Cost containment actions D&A at $9mn vs.$13mn last year Q3 2020 2019 Δ Δ At CC 576 664 (13.3)% (10.1)% Q3 < (15%) vs. Q3 19 > (15%) vs. Q3 19 < 15% vs. Q3 19 > 15% vs. Q3 19 C&S (*) General CE (*) R&S (*) Q3 ’20 Change vs. prior year

C&SV | Financial Results Note: at CC means at constant currency ($mn) Adj. EBIT walk ($mn) NA EU SA RoW N.M. Q3 ’20 Change vs. prior year 70 (42) 8 (10) 21 2 (56) (7) Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT Q3 2019 Q3 2020 Net Sales 3.0% (0.3%) Q3 Unfavorable mix (LCV in EU) and negative impact of fixed cost absorption due to lower production levels Positive price realization and cost containment actions D&A at $117mn vs.$126mn last year 2020 2019 Δ Δ At CC 2,371 2,331 1.7% 0.2% Q3 < (15%) vs. Q3 19 > (15%) vs. Q3 19 < 15% vs. Q3 19 > 15% vs. Q3 19 $50mn one-off gain realized from granting to Nikola Corporation the access to certain Iveco technology (*) (*): in Q3 2019 one-off gain included in the JV | FX | OTHER TRUCKS BUSES SPECIALTY VEHICLES Q3 ’20 Change vs. prior year

PT | Financial Results Note: at CC means at constant currency (*) Adj. EBIT walk ($mn) NA EU SA RoW Q3 ’20 Change vs. prior year 81 (42) 10 7 1 3 60 Adj. EBIT VOLUME & MIX | PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT Q3 2019 Q3 2020 Net Sales 8.6% 6.6% Lower volume, partially offset by product cost efficiencies and cost-containment actions D&A at $29mn vs.$29mn last year Q3 2020 2019 Δ Δ At CC 909 940 (3.3)% (6.2)% Q3 < (15%) vs. Q3 19 > (15%) vs. Q3 19 < 15% vs. Q3 19 > 15% vs. Q3 19 (*) 3rd Party sales at 53% in Q320 vs. 51% in Q319 ENGINES TRANSM. AXLES Q3 ’20 Change vs. prior year

Sep YTD 2020 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding Note: @CC means at constant currency Sep YTD 2020   Sep YTD 2019   Δ U.S. GAAP           Revenues ($mn) 17,531 20,384 (14%) Net Sales | Industrial Activities ($mn) 16,250 18,966 (14%) Net Income ($mn) (625) 1,334 (147%) Diluted EPS ($) (0.49) 0.97 (151%)   Non – GAAP (1) Net Sales | Industrial Activities @CC ($mn) 16,697 18,966 (12%) Adjusted EBIT | Industrial Activities ($mn) 32 1,089 (97%) Adjusted EBIT Margin | Industrial Activities (%) 0.2% 5.7% (550) Bps Adjusted Effective Tax Rate 149% 25% n.m. Adjusted Net Income (Loss) ($mn) 5 899 (99%) Adjusted Diluted EPS ($) (0.02) 0.64 (103%) Free Cash Flow | Industrial Activities ($mn) (1) (439) (1,690) 74%             Sep 30,2020   Dec 31,2019   Δ Net Industrial (Debt) ($bn) (1.5)   (0.9)   (0.7) Available Liquidity ($bn) 13.2   11.3   1.9

Industrial Activities | Sep YTD 2020 Net Sales Split Note: Numbers may not add due to rounding (*) C&S: Compact and Service; General CE: General Construction; R&S : Road building and site preparation Agriculture Sep YTD 2020 | Split Chg. vs. Sep YTD '19 Construction Sep YTD 2020 | Split Chg. vs. Sep YTD '19 By region: By region: NA 35% (6%) NA 42% (42%) EU 35% (11%) EU 20% (25%) SA 13% (13%) SA 16% (13%) RoW 17% 9% RoW 22% (20%) By product: By product: TRACTORS 57% (10%) C&S (*) 47% (32%) COMBINES 21% (2%) General CE (*) 42% (33%) OTHERS 22% (1%) R&S (*) 11% (18%) Commercial & Specialty Vehicles Sep YTD 2020 | Split Chg. vs. Sep YTD '19 Powertrain Sep YTD 2020 | Split Chg. vs. Sep YTD '19 By region: By region: NA n.m. n.m. NA 3% (18%) EU 81% (18%) EU 66% (29%) SA 6% (14%) SA 5% (39%) RoW 12% (18%) RoW 26% 13% By product: By product: TRUCKS 76% (19%) ENGINES 91% (22%) BUSES 19% (10%) TRANSM. 1% (44%) OTHERS 5% (28%) AXLES 8% (27%)

Sep YTD 2020 | Financials by Segment

28

REVENUES	Sep YTD 2020	Sep YTD 2019	% Chg	% Chg. @cc
Agriculture	7,498	8,031	(6.6%)	(3.4%)
Construction	1,418	2,061	(31.2%)	(28.1%)
Commercial & Specialty Vehicles	6,131	7,443	(17.6%)	(16.1%)
Powertrain	2,425	3,109	(22.0%)	(21.3%)
Eliminations & Other	(1,222)	(1,678)		
Total Industrial Activities	16,250	18,966	(14.3%)	(12.0%)
Financial Services	1,338	1,480	(9.6%)	(6.3%)
Eliminations & Other	(57)	(62)		
Total	17,531	20,384	(14.0%)	(11.6%)

Gross Profit	Sep YTD 2020	$ Chg.	Margin	p.p. Chg.
Agriculture	1,369	(338)	18.3%	(3.0) p.p.
Construction	(3)	(270)	(0.2%)	(13.2) p.p.
Commercial & Specialty Vehicles	420	(514)	6.9%	(5.7) p.p.
Powertrain	290	(191)	12.0%	(3.4) p.p.
Eliminations & Other	4	22		
Total Industrial Activities	2,080	(1,291)	12.8%	(5.0) p.p.
Financial Services	468	(46)	35.0%	0.3 p.p.
Eliminations & Other	-			
Total	2,548	(1,337)	14.5%	(4.5) p.p.

Adj. EBIT	Sep YTD 2020	$ Chg.	% Chg.	Margin	Bps Chg.
Agriculture	501	(160)	(24.2%)	6.7%	(150)
Construction	(194)	(242)	(504.2%)	(13.7%)	(1,600)
Commercial & Specialty Vehicles	(219)	(440)	(199.1%)	(3.6%)	(660)
Powertrain	123	(156)	(55.9%)	5.1%	(390)
Eliminations & Other	(179)	(59)			
Total Industrial Activities	32	(1,057)	(97.1%)	0.2%	(550)

D&A	Sep YTD 2020	Sep YTD 2019	% Chg
Agriculture	189	213	(11.3%)
Construction	34	42	(19.0%)
Commercial & Specialty Vehicles	343	378	(9.3%)
Powertrain	88	92	(4.3%)
Eliminations & Other	2	2	
Total Industrial Activities	656	727	(9.8%)

(1) Non-GAAP measures (definition and reconciliation in appendix)

CNH INDUSTRIAL Q3 & Sep YTD 2020 Results Review November 5th, 2020

Sep YTD 2020 | Industrial Activities Net Sales (1) Note: Net Sales: Excluding Other Activities, Unallocated Items and Adjustment & Eliminations (*) Note: @CC means at constant currency NA EU SA RoW TRACTORS COMBINES OTHERS NA EU SA RoW NA EU SA RoW N.M. NA EU SA RoW C&S (*) Gen. CE (*) R&S (*) TRUCKS BUSES S. VEHICLES ENGINES TRANSM. AXLES AG CE C&SV PT > (15%) vs. Q3 19 < (15%) vs. Q3 19 IA Segments | Net Sales by Region & Product (as reported) > 15% vs. Q3 19 ($mn) 18,966 (274) (579) (1,195) (661) 440 16,697 (447) 16,250 Sep YTD 2019 AG CE C&SV PT ELIM & OTHER Sep YTD 2020 @ CC (*) FX TRANSLATION Sep YTD 2020 CHANGE IN NET SALES AT CONSTANT CURRENCY (2,269) (12.0%) BY SEGMENT AG CE C&SV PT EUR 45% USD 28% BRL 7% CAD 3% GBP 1% AUD 3% OTHER 13% BY CURRENCY < 15% vs. Sep YTD 19

Sep YTD 2020 | IA Adj. EBIT walk by Segment & driver Non-GAAP measures (definition and reconciliation in appendix) (*) PT Pricing net within Volume & Mix 1,089 (921) (1) (123) 159 104 (216) (59) 32 Adj. EBIT VOL & MIX PRICING NET (*) PROD COST SG&A R&D FX | OTHER UNALLOCATED ITEMS ELIM & OTHERS Adj. EBIT 2019 2020 5.7% 0.2% INDUSTRIAL ACTIVITIES CHANGE IN ADJUSTED EBIT (1,057) ($mn) Sep YTD IA - Adj. EBIT walk by driver                 Agricultural 661 (231) 93 (58) 85 58 (107) 501 Construction 48 (123) (113) (22) 17 7 (8) (194) Commercial & Specialty Vehicles 221 (371) 19 (60) 43 22 (93) (219) Powertrain (**) 279 (196) 17 14 17 (8) 123 Eliminations & Other (120) (179) Total Industrial Activities 1,089 32

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP) In the three months ended September 30, 2020, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. ($mn) Q3 2020 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Consolidated Net income (loss)           (932) Less: Consolidated Income tax benefit (expense)           15 Consolidated Income (loss) before taxes           (947) Less: Financial Services             Financial Services Net income 56   Financial Services Income taxes           24 Add back of the following Industrial Activities items:   Interest expenses, net of interest income and eliminations           63 Foreign exchange (gains) losses, net 17   Finance and non-service component of Pension and other post-employment benefit costs (1)           (29) Adjustments for the following Industrial Activities items:   Restructuring expenses 2 3 1 1 - 7 Nikola investment fair value adjustment - - - - 1,207 1,207 Adjusted EBIT of Industrial Activities 274 (24) (7) 60 (65) 238

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

32

($mn)	Q3 2019					
	AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities
Consolidated Net income (loss)						**643**
Less: Consolidated Income tax benefit (expense)						486
Consolidated Income (loss) before taxes						**157**
Less: Financial Services						
Financial Services Net income						82
Financial Services Income taxes						34
Add back of the following Industrial Activities items:						
Interest expenses, net of interest income and eliminations						62
Foreign exchange (gains) losses, net						19
Finance and non-service component of Pension and other post-employment benefit costs (1)						(16)
Adjustments for the following Industrial Activities items:						
Restructuring expenses	9	18	9	5	-	41
Other discrete items (2)	-	-	135	-	2	137
Adjusted EBIT of Industrial Activities	**152**	**10**	**70**	**81**	**(29)**	**284**

(1) In the three months ended September 30, 2019, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
(2) In the three months ended September 30, 2019, this item mainly included other asset optimization charges for $135 million due to actions included in the "Transform2Win" strategy.

CNH INDUSTRIAL

Q3 & Sep YTD 2020 Results Review

November 5th, 2020

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP) ($mn) Sep YTD 2020 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Consolidated Net income (loss)           (625) Less: Consolidated Income tax benefit (expense)           78 Consolidated Income (loss) before taxes           (703) Less: Financial Services             Financial Services Net income 189   Financial Services Income taxes           74 Add back of the following Industrial Activities items:   Interest expenses, net of interest income and eliminations           181 Foreign exchange (gains) losses, net 22   Finance and non-service component of Pension and other post-employment benefit costs (1)           (85) Adjustments for the following Industrial Activities items:   Restructuring expenses 9 5 4 1 - 19 Goodwill impairment charge - - - - 585 585   Other discrete items 176 72 289 - 7 544 Nikola investment fair value adjustment - - - - (268) (268) Adjusted EBIT of Industrial Activities 501 (194) (219) 123 (179) 32 In the nine months ended September 30, 2020, this item includes the pre-tax gain of $90 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

34

($mn)		Sep YTD 2019 AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities
Consolidated Net income (loss)							1,334
Less:	Consolidated Income tax benefit (expense)						261
Consolidated Income (loss) before taxes							1,073
Less:	Financial Services						
	Financial Services Net income						268
	Financial Services Income taxes						101
Add back of the following Industrial Activities items:							
	Interest expenses, net of interest income and eliminations						181
	Foreign exchange (gains) losses, net						39
	Finance and non-service component of Pension and other post-employment benefit costs (1)						(47)
Adjustments for the following Industrial Activities items:							
	Restructuring expenses	27	22	20	5	1	75
	Other discrete items (2)	-	-	135	-	2	137
Adjusted EBIT of Industrial Activities		661	48	221	279	(120)	1,089

(1) In the nine months ended September 30, 2019, this item includes the pre-tax gain of $90 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

(2) In the nine months ended September 30, 2019, this item mainly included other asset optimization charges for $135 million due to actions included in the "Transform2Win" strategy.

CNH INDUSTRIAL

Q3 & Sep YTD 2020 Results Review

November 5th, 2020

35

Q3 & Sep YTD 2020

($mn)

Reconciliation of Adj. net income and Adj. income tax benefit (expense) to Net Income (loss) and Income tax benefit (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

9M 2020	9M 2019		Q3 2020	Q3 2019
(625)	1,334	Net income (loss)	(932)	643
790	125	Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	1,184	149
(160)	(560)	Adjustments impacting Income tax benefit (expense) (b)	(96)	(571)
5	899	Adjusted net income	156	221
(30)	871	Adjusted net income attributable to CNH Industrial N.V.	146	213
1,351	1,355	Weighted average shares outstanding – diluted (million)	1,352	1,352
(0.02)	0.64	Adjusted diluted EPS ($)	0.11	0.16
(735)	1,063	Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates	(969)	160
790	125	Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	1,184	149
55	1,188	Adjusted income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	215	309
78	261	Income Tax benefit (expense)	15	486
(160)	(560)	Adjustments impacting Income tax benefit (expense) (b)	(96)	(571)
(82)	(299)	Adjusted income tax benefit (expense) (B)	(81)	(85)
149%	25%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	38%	28%

CNH INDUSTRIAL

Q3 & Sep YTD 2020 Results Review

November 5th, 2020

Q3 & Sep YTD 2020 ($mn) Reconciliation of Adj. net income and Adj. income tax benefit (expense) to Net Income (loss) and Income tax benefit (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP 9M 2020   9M 2019   Q3 2020   Q3 2019           (a) Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates         (268) - Nikola investment fair value adjustment 1,207 - 19   78   Restructuring expenses 7   42   (90) (90) Pre-tax gain related to the modification of a healthcare plan in the U.S.(1) (30) (30) 585   -   Goodwill impairment charge -   -   255 - Other assets impairment charges - - 282   135   Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments -   135   7 2 Other discrete items - 2 790   125   Total 1,184   149                             (b) Adjustments impacting Income tax benefit (expense)         (74) (25) Tax effect of adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (9) (33) (82) (539) Adjustment to valuation allowances on deferred tax assets (82) (539) (4) 4 Other (5) 1 (160)    (560)   Total  (96)   (571)

Capex (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q3 2020 Q3 2019 Sep YTD 2020 Sep YTD 2019 Investments in property, plant and equipment, and intangible assets (1) 96 143 228 323 Breakdown by Category NEW PRODUCT & TECHNOLOGY 47% 43% 51% 44% MAINTENANCE & OTHER 51% 54% 47% 52% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 2% 3% 2% 4% Breakdown by Segment AGRICULTURAL 40% 39% 44% 40% CONSTRUCTION 8% 8% 9% 8% COMMERCIAL & SPECIALTY VEHICLES 34% 38% 33% 38% POWERTRAIN 18% 15% 14% 14% ($mn)

Q3 & Sep YTD 2020 | Organic Investment in Future Growth (1) Excluding assets sold under buy-back commitments and assets under operating leases (1) Excluding assets sold under buy-back commitments and assets under operating leases Capex at $96mn down 33% vs. Q3 2019 Capex at 1.6% of net sales in Q3 2020 CAPEX (1) ($mn) R&D at $226mn down 5% vs. Q3 2019 R&D at 3.7% of net sales in Q3 2020 R&D (1) 143 96 2019 2020 Q3 238 226 2019 2020 Q3 323 228 2019 2020 Sep YTD 755 643 2019 2020 Sep YTD Total spending (Capex + R&D) in new products was $183mn, down 12% vs. Q3 ‘19 Digitalization; Electrification; Autonomous & Telematics Regulatory Other New Products $183mn

Reconciliation of Total Debt to Net Debt (US GAAP)

39

($mn)

	Consolidated		Industrial Activities		Financial Services	
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Third party debt	24,670	24,854	7,484	5,226	17,186	19,628
Intersegment notes payable	-	-	972	1,332	998	1,120
Total (Debt) (1)	**24,670**	**24,854**	**8,456**	**6,558**	**18,184**	**20,748**
Less:						
Cash and cash equivalents	6,425	4,875	5,677	4,407	748	468
Restricted cash	708	898	87	120	621	778
Intersegment notes receivable	-	-	998	1,120	972	1,332
Other current financial assets(2)	141	58	141	58	-	-
Derivatives hedging debt	9	(1)	9	(1)	-	-
Net debt (Cash) (3)	**17,387**	**19,024**	**1,544**	**854**	**15,843**	**18,170**

(1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $972 million and $1,332 million as of September 30, 2020 and December 31, 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $998 million and $1,120 million as of September 30, 2020 and December 31, 2019, respectively.
(2) This item includes short-term deposits and investments towards high-credit rating counterparts.
(3) The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $26 million and $(212) million as of September 30, 2020 and December 31, 2019, respectively.

CNH INDUSTRIAL

Q3 & Sep YTD 2020 Results Review

November 5th, 2020

From Total Debt to Net Industrial Debt

40

($mn)	Sep 30, 2020	Dec 31, 2019
Total (Debt) (1)	**(24,670)**	**(24,854)**
Financial Services Third Party Debt	17,186	19,628
Intersegment Note Payables	(972)	(1,332)
Intersegment Note Receivables	998	1,120
Cash and cash equivalents	5,677	4,407
Restricted cash	87	120
Other current financial assets (2)	141	58
Derivatives hedging debt	9	(1)
Net Industrial (Debt) / Cash (3)	**(1,544)**	**(854)**

(1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $972 million and $1,332 million as of September 30, 2020 and December 31, 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $998 million and $1,120 million as of September 30, 2020 and December 31, 2019, respectively.
(2) This item includes short-term deposits and investments towards high-credit rating counterparts.
(3) The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $26 million and $(212) million as of September 30, 2020 and December 31, 2019, respectively.

	Q3 2020	Q3 2019
Net (debt)/cash of Industrial Activities at beginning of period	**(2,307)**	**(1,504)**
Adjusted EBIT of Industrial Activities	238	284
Depreciation and Amortization	152	162
Depreciation of assets under operating leases and assets sold with buy-back commitments	66	77
Cash interest and taxes	(81)	(75)
Changes in provisions and similar(1)	(53)	(177)
Change in working capital	788	(1,103)
Operating cash flow of Industrial Activities	**1,110**	**(832)**
Investments in property, plant and equipment, and intangible assets(2)	(96)	(143)
Other changes	(27)	(105)
Free cash flow of Industrial Activities	**987**	**(1,080)**
Capital increases and dividends(3)	(1)	(2)
Currency translation differences and other	(223)	216
Change in Net debt of Industrial Activities	763	(866)
Net (debt)/cash of Industrial Activities at end of period	**(1,544)**	**(2,370)**

(1) Including other cash flow items related to operating lease and buy-back activities.
(2) Excluding assets sold under buy-back commitments and assets under operating leases.
(3) Including share buy-back transactions.

CNH INDUSTRIAL

Q3 & Sep YTD 2020 Results Review

November 5th, 2020

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($mn) Q3 2020 Q3 2019 (*) Sep YTD 2020 Sep YTD 2019 (*) Net cash provided by (used in) Operating Activities 2,228 359 2,763  (144) Less: Cash flows from Operating Activities of Financial Services net of eliminations (962) (1,047) (2,470)  (705) Change in derivatives hedging debt of Industrial Activities 4 (1) 9  5 Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities (160) (143) (333) (404) Operating cash flow of Industrial Activities 1,110 (832)  (31) (1,248) Investments in property, plant and equipment, and intangible assets of Industrial Activities (96) (143) (228) (323) Other changes (1) (27) (105) (180) (119) Free cash flow of Industrial Activities 987 (1,080) (439)  (1,690) (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments (*) Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, certain amounts have been recast accordingly.

Debt Maturity Schedule | Breakdown Note: Numbers may not add due to rounding Outstanding Sep 30, 2020 3M 2020 2021 2022 2023 2024 2025 Beyond 3.6 Bank Debt 0.8 1.4 0.8 0.2 0.2 0.1 0.1 10.1 Capital Market 1.0 2.4 1.2 1.7 0.5 0.9 2.5 0.3 Other Debt 0.1 0.0 0.2 0.0 0.0 0.0 0.0 14.1 Cash Portion of (Debt) Maturities 1.9 3.8 2.2 1.9 0.7 1.0 2.6 7.3 Cash & Cash Equivalents 0.7 of which restricted cash 5.9 Undrawn Committed credit lines 13.2 Total Available Liquidity ($mn)

Q3 2020 | Debt Maturity Schedule Industrial Activities Financial Services Bank Debt Capital Market Other (0.2) (1.7) (1.1) (1.1) (0.0) (0.9) (2.5) 3M 2020 2021 2022 2023 2024 2025 Beyond (1.7) (2.1) (1.0) (0.9) (0.7) (0.1) (0.1) 3M 2020 2021 2022 2023 2024 2025 Beyond

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q3         2017 2018 2019 2020             MKT SHARE(1) Light (3.5-7.49t) 14.8% 14.1% 13.5% 11.0% M&H (≥7.5t) 9.5% 7.1% 6.8% 9.4%   Europe (*) 12.8% 11.4% 11.4% 10.6% B-TO-B Light (3.5-7.49t) 0.94 0.95 0.89 1.42 M&H (≥7.5t) 1.12 0.89 0.97 1.25   Europe 0.99 0.94 0.91 1.37           Δ 17/18 Δ 18/19 Δ 19/20         MKT SHARE(1) Light (3.5-7.49t)   (0.7) p.p. (0.6) p.p. (2.5) p.p. M&H (≥7.5t)   (2.4) p.p. (0.3) p.p. 2.6 p.p.   Europe (*)   (1.4) p.p. 0.0 p.p. (0.8) p.p. ORDERS Light (3.5-7.49t)   4.5% (12.0%) 40.7% M&H (≥7.5t)   (36.6%) (1.5%) 35.3%   Europe   (8.7%) (9.6%) 39.4% DELIVERIES Light (3.5-7.49t)   2.4% (5.1%) (12.1%) M&H (≥7.5t)   (19.9%) (9.8%) 5.0%   Europe   (3.9%) (6.2%) (8.2%)

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Sep YTD         2017 2018 2019 2020             MKT SHARE(1) Light (3.5-7.49t) 14.5% 14.1% 13.1% 11.0% M&H (≥7.5t) 9.4% 7.9% 6.3% 8.7%   Europe (*) 12.5% 11.8% 10.7% 10.4% B-TO-B Light (3.5-7.49t) 1.03 1.02 1.00 1.36 M&H (≥7.5t) 1.07 0.91 1.02 1.23   Europe 1.04 0.99 1.00 1.33           Δ 17/18 Δ 18/19 Δ 19/20         MKT SHARE(1) Light (3.5-7.49t)   (0.5) p.p. (0.9) p.p. (2.1) p.p. M&H (≥7.5t)   (1.4) p.p. (1.7) p.p. 2.4 p.p.   Europe (*)   (0.8) p.p. (1.1) p.p. (0.3) p.p. ORDERS Light (3.5-7.49t)   4.9% (1.5%) (11.3%) M&H (≥7.5t)   (27.1%) (6.5%) (0.2%)   Europe   (4.8%) (2.7%) (8.8%) DELIVERIES Light (3.5-7.49t)   6.5% (0.1%) (34.8%) M&H (≥7.5t)   (13.9%) (16.2%) (17.9%)   Europe   0.5% (4.2%) (31.1%)

Geographic Information The composition of our regions part of the geographic information is as follow: North America: United States, Canada and Mexico; Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans; South America: Central and South America, and the Caribbean Islands; and Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East. Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-rating level counterparts) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations. Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-rating level counterparts). Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. ROIC: applied to Industrial Activities, only, is defined as ratio between Adjusted EBIT after-tax and the average invested capital, which includes third party Debt plus Equity less Goodwill. It is computed using last twelve months figures (twelve months rolling basis). The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 Giovanni Somajni – Investor Relations Europe ( +44 (207) 76 - 60369